UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 9)*

Covanta Holding Corporation
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(Name of Issuer)

Common Stock, $0.10 par value
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(Title of Class of Securities)

236274106
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(CUSIP Number)

Marc D. Hauser
Equity Group Investments, L.L.C.
2 North Riverside Plaza, Suite 600
Chicago, Illinois 60606
312-466-3281
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 31, 2008

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(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

CUSIP No. 236274106	SCHEDULE 13D/A

_____________________________________________________________________________

1.      Name of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

SZ Investments, L.L.C. FEIN 36-4150443

_____________________________________________________________________________

2.      Check the Appropriate Box If a Member of a Group (See Instructions)
     (a) [X]

(b) [_]

_____________________________________________________________________________

3.      SEC Use Only

_____________________________________________________________________________

4.      Source of Funds (See Instructions)
WC

_____________________________________________________________________________

5.      Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

_____________________________________________________________________________

6.      Citizenship or Place of Organization
Delaware

_____________________________________________________________________________

NUMBER OF          7.      Sole Voting Power – 0
SHARES
BENEFICIALLY      8.      Shared Voting Power – 19,676,282

OWNED BY
EACH           9.      Sole Dispositive Power - 0
REPORTING
PERSON      10.      Shared Dispositive Power – 19,676,282
WITH

_____________________________________________________________________________

11.      Aggregate Amount Beneficially Owned by Each Reporting Person

19,676,282

_____________________________________________________________________________

12.      Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares

(See Instructions) [_]

_____________________________________________________________________________

13.      Percent of Class Represented by Amount in Row (11)

12.8% (1)
_____________________________________________________________________________

14.      Type of Reporting Person (See Instructions)

OO
_____________________________________________________________________________

(1) Based on 154,280,160 shares of Common Stock outstanding as of July 22, 2008, as reported in the Form 10-Q of the Issuer for the period ended June 30, 2008.

CUSIP No. 236274106	SCHEDULE 13D/A

_____________________________________________________________________________

1.      Name of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

EGI-Fund (05-07) Investors, L.L.C. FEIN 20-2062590

_____________________________________________________________________________

2.      Check the Appropriate Box If a Member of a Group (See Instructions)
     (a) [X]

(b) [_]

_____________________________________________________________________________

3.      SEC Use Only

_____________________________________________________________________________

4.      Source of Funds (See Instructions)
WC

_____________________________________________________________________________

5.      Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

_____________________________________________________________________________

6.      Citizenship or Place of Organization
Delaware

_____________________________________________________________________________

NUMBER OF          7.      Sole Voting Power – 0
SHARES
BENEFICIALLY      8.      Shared Voting Power – 2,912,395
OWNED BY
EACH           9.      Sole Dispositive Power - 0
REPORTING
PERSON      10.      Shared Dispositive Power - 2,912,395
WITH

_____________________________________________________________________________

11.      Aggregate Amount Beneficially Owned by Each Reporting Person

2,912,395

_____________________________________________________________________________

12.      Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares

(See Instructions) [_]

_____________________________________________________________________________

13.      Percent of Class Represented by Amount in Row (11)

1.9% (1)

_____________________________________________________________________________

14.      Type of Reporting Person (See Instructions)

OO
_____________________________________________________________________________

(1) Based on 154,280,160 shares of Common Stock outstanding as of July 22, 2008, as reported in the Form 10-Q of the Issuer for the period ended June 30, 2008.

CUSIP No. 236274106	SCHEDULE 13D/A

_____________________________________________________________________________

1.      Name of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

Equity Group Investments, L.L.C. FEIN 36-4195324

_____________________________________________________________________________

2.      Check the Appropriate Box If a Member of a Group (See Instructions)
     (a) [X]

(b) [_]

_____________________________________________________________________________

3.      SEC Use Only

_____________________________________________________________________________

4.      Source of Funds (See Instructions)
WC

_____________________________________________________________________________

5.      Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

_____________________________________________________________________________

6.      Citizenship or Place of Organization
Delaware

_____________________________________________________________________________

NUMBER OF          7.      Sole Voting Power – 0
SHARES
BENEFICIALLY      8.      Shared Voting Power – 0
OWNED BY
EACH           9.      Sole Dispositive Power - 0
REPORTING
PERSON      10.      Shared Dispositive Power - 0
WITH

_____________________________________________________________________________

11.      Aggregate Amount Beneficially Owned by Each Reporting Person

0

_____________________________________________________________________________

12.      Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares

(See Instructions) [_]

_____________________________________________________________________________

13.      Percent of Class Represented by Amount in Row (11)

0.0% (1)

_____________________________________________________________________________

14.      Type of Reporting Person (See Instructions)

OO
_____________________________________________________________________________

(1) Based on 154,280,160 shares of Common Stock outstanding as of July 22, 2008, as reported in the Form 10-Q of the Issuer for the period ended June 30, 2008.

CUSIP No. 236274106	SCHEDULE 13D/A

_____________________________________________________________________________

1.      Name of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

Chai Trust Company, LLC FEIN 36-4268733

_____________________________________________________________________________

2.      Check the Appropriate Box If a Member of a Group (See Instructions)
     (a) [X]

(b) [_]

_____________________________________________________________________________

3.      SEC Use Only

_____________________________________________________________________________

4.      Source of Funds (See Instructions)
WC

_____________________________________________________________________________

5.      Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

_____________________________________________________________________________

6.      Citizenship or Place of Organization
Illinois

_____________________________________________________________________________

NUMBER OF          7.      Sole Voting Power – 0
SHARES
BENEFICIALLY      8.      Shared Voting Power – 19,676,282
OWNED BY
EACH           9.      Sole Dispositive Power - 0
REPORTING
PERSON      10.      Shared Dispositive Power – 19,676,282
WITH

_____________________________________________________________________________

11.      Aggregate Amount Beneficially Owned by Each Reporting Person

19,676,282

_____________________________________________________________________________

12.      Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares

(See Instructions) [_]

_____________________________________________________________________________

13.      Percent of Class Represented by Amount in Row (11)

12.8% (2)

_____________________________________________________________________________

14.      Type of Reporting Person (See Instructions)

OO
_____________________________________________________________________________

(1) Based on 154,280,160 shares of Common Stock outstanding as of July 22, 2008, as reported in the Form 10-Q of the Issuer for the period ended June 30, 2008.

CUSIP No. 236274106	SCHEDULE 13D/A

This Amendment No. 9 to Schedule 13D relates to the common stock, par value $0.10 per share ("Common Stock"), of Covanta Holding Corporation, a Delaware corporation (the "Issuer").

Items 2, 5 and 6 of the Schedule 13D are hereby amended as follows:

ITEM 2.          Identity and Background.

Item 2 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a-c) This Statement is being filed by the following beneficial owners of Common Stock: EGI-Fund (05-07) Investors, L.L.C., a Delaware limited liability company ("Fund 05-07"); SZ Investments, L.L.C., a Delaware limited liability company ("SZI"); Equity Group Investments, L.L.C., a Delaware limited liability company ("EGI"); and Chai Trust Company, L.L.C., an Illinois limited liability company ("Chai Trust"). EGI, Fund 05-07, SZI and Chai Trust are sometimes collectively referred to herein as the "Reporting Persons".

The officers of each of Fund 05-07, SZI and EGI are as follows:

Samuel Zell	President; President and Chairman of Equity Group Investments, L.L.C. (" EGI")
William C. Pate	Vice President; Chief Investment Officer of EGI
Philip Tinkler	Treasurer; Chief Operating Officer and Chief Financial Officer of EGI

SZI is the managing member of each of Fund 05-07. SZI is indirectly owned by various trusts established for the benefit of Samuel Zell and his family (the "Trusts"). The managing member of EGI is Alpha/ZFT General Partnership, an Illinois general partnership ("Alpha/ZFT"). Alpha/ZFT is indirectly owned by the Trusts.

The trustee of each of the Trusts is Chai Trust. The officers and managing directors of Chai Trust are as follows:

Donald J. Liebentritt	President and a Managing Director of Chai Trust; Senior Advisor to EGI
Bert Cohen	Managing Director of Chai Trust. Mr. Cohen is also a semi-retired investor, whose residence is 5000-4A Estate Enighed, #65, St. John, VI 00830
Kellie Zell Harper	Managing Director of Chai Trust. Mrs. Zell also works as a homemaker.
Leah Zell Wanger	Managing Director of Chai Trust. Ms. Wagner is a private investor whose business address is 227 West Monroe Street, Chicago, Illinois 60603
JoAnn Zell Gillis	Managing Director of Chai Trust. Mrs. Zell Gillis is a physician
Matthew Zell	Managing Director of Chai Trust and an employee of EGI
Robert M. Levin

Senior Trust Officer and a Managing Director of Chai Trust. Mr. Levin is also a partner in the law firm Levin & Schreder Ltd., whose business address is 120 North LaSalle Street, Suite 3800, Chicago, Illinois 60602

James Bunegar	Vice President, Chief Financial Officer, Assistant Trust Officer and Treasurer of Chai Trust. Mr. Bunegar is also the Vice President - Taxes of EGI

The business address of each Reporting Person, Samuel Zell, Donald Liebentritt, William Pate, Philip Tinkler, Kellie Zell Harper, JoAnn Zell Gillis, Matthew Zell and James Bunegar is Two North Riverside Plaza, Suite 600, Chicago, Illinois 60606.

(d) and (e) No Reporting Person has, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was, or is, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

ITEM 5.      Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety as follows:

(a) and (b) To the best knowledge of the Reporting Persons, there were 154,280,160 shares of Common Stock outstanding as of July 22, 2008, as reported in the Form 10-Q of the Issuer for the period ended June 30, 2008.

Based upon the foregoing, and after giving effect to the July 2008 Sale (as defined in Item 5(c) below), (i) the 16,763,887 shares of Common Stock held by SZI represent approximately 10.9% of the issued and outstanding Common Stock; (ii) the 2,912,395 shares of Common Stock held by Fund 05-07 represent approximately 1.9% of the issued and outstanding Common Stock; (iii) the 19,676,282 shares of Common Stock beneficially owned by Chai Trust represent approximately 12.8% of the issued and outstanding Common Stock; and (iv) EGI no longer holds any shares of Common Stock.

(c) On July 31, 2008, (i) SZI sold 2,737,013 shares of Common Stock; (ii) EGI sold 244,934 shares of Common Stock; and (iii) Fund 05-07 sold 518,053 shares of Common Stock, representing an aggregate 3,500,000 shares of Common Stock sold by the Reporting Persons, each in a block sale effected pursuant to Rule 144 through Merrill Lynch, Pierce, Fenner, & Smith, Inc. ("Merrill Lynch") at a price of $28.20 per share, for total gross proceeds of $98,700,000.00 (the "July 2008 Sale"). Except as set forth herein, during the last 60 days, no transactions in the Common Stock were effected by any Reporting Person, or to the best knowledge of any Reporting Person, any of the persons set forth in Item 2.

(d) No person other than an EGI Entity has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of shares of Common Stock owned by the Stockholders.

(e) Not applicable.

ITEM 6.      Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

Samuel Zell and his affiliates, including without limitation, the Reporting Persons, have verbally agreed with Merrill Lynch not to trade in the securities of the issuer for a period of 60 days following the July 2008 Sale.

SIGNATURE

After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATED: July 31, 2008

SZ INVESTMENTS, L.L.C.
EGI-FUND (05-07) INVESTORS, L.L.C.

Each by: /s/ PHILIP G. TINKLER
-------------------------------------
Name: Philip G. Tinkler
Title: Vice President

EQUITY GROUP INVESTMENTS, L.L.C.

By: /s/ PHILIP G. TINKLER
-------------------------------------
Name: Philip G. Tinkler
Title: Chief Operating Officer

CHAI TRUST COMPANY, LLC

By: /s/ JAMES G. BUNEGAR
-------------------------------------
Name: James G. Bunegar
Title: Vice President

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission July be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)